Exhibit 99.1

ENERPLUS TO WEBCAST SPECIAL MEETING FOR CORPORATE CONVERSION

CALGARY, Dec. 8 /CNW/ - Enerplus Resources Fund ("Enerplus") (TSX - ERF.un, NYSE - ERF) will host a Special Meeting of Unitholders on Thursday, December 9, 2010 at 10:00 am MT (12:00 pm ET) at the Metropolitan Conference Centre in Calgary, Alberta to consider and vote upon our proposed conversion to a corporation and other matters. Investors are invited to listen to the proceedings of the meeting via live audio-only webcast at:

http://w.on24.com/r.htm?e=269425&s=1&k=7E53ED9ECB47720F5170D57766E82C88

To ensure timely participation in the webcast, please log in 15 minutes prior to the start time to register for the event.

Electronic copies of our financial statements, press releases, and other public information are available on our website at www.enerplus.com.

Gordon J. Kerr
President & Chief Executive Officer
Enerplus Resources Fund

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans" and similar expressions, are forward-looking information that represents management of Enerplus' internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Enerplus.  The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Enerplus' filings with the Canadian and U.S. securities authorities.  Accordingly, holders of Enerplus Trust Units and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.

%CIK: 0001126874

For further information:

please contact Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com.

CO: Enerplus Resources Fund

CNW 13:38e 08-DEC-10